Exhibit 99.1

TeliaSonera: Eva Lindqvist appointed Senior Vice President of Mobile Business

STOCKHOLM, Sweden--(BUSINESS WIRE)--Dec. 13, 2005--Eva Lindqvist has been appointed new Senior Vice President of Mobile Business at Marketing, Products & Services at TeliaSonera's Head Office as of January 1, 2006. She will have the strategic responsibility for the mobile business within the TeliaSonera Group (NASDAQ:TLSN)(STO:TLSN)(HEX:TLS1V) and will be a member of the management team of Marketing, Products & Services.

Eva Lindqvist will report to Terje Christoffersen, Group Vice President and Head of Marketing, Products and Services. Eva Lindqvist has earlier held the position as President of TeliaSonera International Carrier.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl associated companies) and 2,017,000 internet customers (2,056,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

This information was brought to you by Waymaker
http://www.waymaker.net

CONTACT: TeliaSonera
Press Office, +46-(0)8-713 58 30